UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:
DeRosa Capital 11, LLC

Legal status of Issuer:

   Form:
   Limited Liability Company

   Jurisdiction of Incorporation/Organization:
   North Carolina

   Date of Organization:
   July 10, 2020

Physical Address of Issuer:
354 South Broad Street, Trenton, NJ 08608, United States

Website of Issuer:
https://www.derosagroup.com/

Current Number of Employees:
0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$22,244,354	$22,747,950
Cash and Cash Equivalents	$4,170,295	$3,202,547
Accounts Receivable	$57,218	$126,722
Short-term Debt	$103,244	$231,116
Long-term Debt	$12,950,000	$12,950,000
Revenues/Sales	$2,329,454	$558,616
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$27,225
Net Income	-$536,153	-$122,166

Annual Report for Form C-AR

of

DeRosa Capital 11, LLC

A North Carolina limited liability company

May 2, 2022

DEROSA CAPITAL 11, LLC

DeRosa Capital 11, LLC, a North Carolina limited liability company ("**Derosa Capital**," the "**Company**," "**we**," "**us**", or "**our**") is providing the information contained in this Form C-AR (together with all attachments and documentation incorporated herein by reference, the "**Form C-AR**") for the purpose of furnishing certain information about the Company as required under in 17 C.F.R. § 227.202.

You should rely only on the information contained in this Form C-AR, which will be filed with EDGAR and posted on the Company's website. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. This Form C-AR does not constitute an offer to sell or buy securities. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

This Form C-AR may not be reproduced or used for any purpose other than the purpose stated above.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR contains forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on our assumptions, based on information currently available to us, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

You are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR is accurate only as of the date of those respective documents and is based on information available to us on those dates. While this Form C-AR is dated as of the date set forth on the cover page of this Form C-AR, certain information is provided as of earlier dates, such as our financial statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

YOU SHOULD NOT CONSTRUE THE CONTENTS OF THIS FORM C-AR AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION APPLICABLE TO YOUR PARTICULAR FINANCIAL OR TAX SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, LEGAL COUNSEL TAX ADVISOR AND ACCOUNTANT AS TO LEGAL, ACCOUNTING, TAX AND RELATED MATTERS CONCERNING YOUR INVESTMENT.

No federal or state securities regulatory authority has passed on or approved the accuracy or adequacy of this Form C-AR or any attachment hereto. The Company has prepared and filed this Form C-AR pursuant to Regulation CF and will post a copy of this document to its website at https://www.derosagroup.com/ no later than 120 days following the end of its fiscal year.

Ongoing Reporting

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year until it is no longer required to do so as provided below. Once posted, the annual report may be found on the Company's website at https://www.derosagroup.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

DeRosa Capital 11, LLC

FINANCIAL CONDITION OF DEROSA CAPITAL 11, LLC

Please see the financial information listed on the cover page of Form C-AR and attached hereto as Exhibit A. Additionally, reference to the financial condition of DeRosa Capital 11, LLC is referenced throughout this Form C-AR. For prior financial date, please view our other EDGAR filings.

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of March 31, 2022, the Company had an aggregate of $3,824,279 in cash and cash equivalents.

Capital Expenditures and Other Obligations

The Company does not intend to make any material unplanned capital expenditures in the near future.

COMPANY INFORMATION

Issuer Legal Name:	DeRosa Capital 11, LLC
Form of Organization:	Limited Liability Company
Jurisdiction in Which Issuer is Formed:	North Carolina
Date of Organization:	July 10, 2020
Physical Address:	354 South Broad Street, Trenton, NJ 08608, United States
Web Site:	https://www.derosagroup.com/
Locations in Which the Company Conducts Business:	State of North Carolina

OFFICERS AND DIRECTORS

The names of the directors and officers (and any persons occupying a similar status or performing a similar function, including a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer and any person routinely performing similar functions) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years is included as follows:

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities	Education

		for the Last Three (3) Years	
Matthew Faircloth	General Manager	DeRosa Group - 2006-Present	Virginia Tech - BS, Industrial Engineering
Justin Fraser	Asset Manager	88RealEstateCapital- Owner , January 2018-Present	Drexel University's LeBow College of Business - BS, Marketing and Entrepreneurship
Herve Francois	Acquisition Manager	The DeRosa Group - Acquisition Manager: April 2019-Present. H&H Real Estate Group - Partner: Jan. 2018-Present.	Georgetown University, MBA, Finance.
Ben Risser	CFO/COO	Providence Capital, Ltd. - Principal: 2013-Present.	Pennsylvania State University, BS, Aerospace Engineering, CFA Candidate.

CAPITALIZATION

Capitalization

The Company's has authorized 12,000 units of Class A and B Units (the "**Units**"). The 12,000 Units represent a 70% interest in the Company. The Company has authorized 3,600 Class C units. ("**Company Units**"). The Company Units represent a 30% interest in the Company. At the closing of this Offering, assuming only the Target Offering Amount is sold, 2,204 Units and 3,600Company Units will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital consists of:

Type/Class of security	Class A Units
Amount Outstanding	1,465
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per unit
Other Rights	Class A Members have a non-compounding, cumulative preferred return of 8% with Distributions targeted as starting in month 3 of the Company's ownership of the Property
Anti-Dilution Rights	N/A
Percentage of the Company*	25%

Type/Class of security	Class B Units
Amount Outstanding	8,306
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per unit
Other Rights	Class B Members' preferred return is six percent (6%) on their invested capital. Class B Members sit behind Class A investors in the capital stack. Class B has a preferred return of 6% which will accrue over the life of the deal. Cashflow from operations remaining after distributing to Class A Members will be distributed to Class B Members quarterly.
Anti-Dilution Rights	N/A
Percentage of the Company*	45%

Type/Class of security	Class C Units
Amount Outstanding	3,600
Par Value (if applicable)	N/A
Voting Rights	1 Vote Per unit
Anti-Dilution Rights	The number of Class C Units may be adjusted according to the total number of Class A and B Units issued in order to maintain the Class A and B 70% and Class C 30% ratio.
Percentage of the Company*	30%

*The remaining percentage of the Company is being sold in this offering as well as the Concurrent Offering

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Note
Amount Outstanding	$12,950,000
Interest Rate and Amortization Schedule	2.7%
Description of Collateral	Security Interest in the real estate
Maturity Date	November 1, 2027

Ownership

The Company does not have any beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

CERTAIN BENEFICIAL OWNERSHIP OF THE COMPANY

No person beneficially owns more than 20% or more the of the Company's outstanding equity securities, calculated on the basis of voting power.

Restrictions on Transfer of Securities Sold in Reliance on Regulation CF

All securities sold in reliance on regulation CF may only be transferred or sold in accordance with the following:

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) The term accredited investor means any person who comes within any of the categories set forth in 17 C.F.R. 230.501(a), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) The term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

PRIOR OFFERINGS

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Number of Securities Issued	Use of Proceeds	Issue Date	Offering Exemption Relied Upon
Class A Units	$298,000	298	Renovations	April 29, 2021	Regulation Crowdfunding
Class A Units	$1,406,000	1,465	Property Acquisition	July 9, 2020	Section 4(a)(2)
Class B Units	$8,306,000	8,306	Property Acquisition	January 11, 2021	Section 4(a)(2)
Class C Units	$3,600	3,600	Property Acquisition	July 9, 2020	Section 4(a)(2)

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Investing in the Class A Units of DEROSA CAPITAL 11, LLC ("Company") is risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, among others.

Company Considerations.
Risks Associated with Expansion or Improvements: Any expansion of operations or improvements to assets the Company may undertake will entail risks, such actions may involve specific operational activities, which may negatively impact the profitability of the Company. Consequently, Unit holders must assume the risk that (i) such expansion or improvements may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's present and prospective business activities.

Unanticipated Obstacles to Execution of the Business Plan.
The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

TIC Interests.
In the event that the Company accepts a Party to be a tenant-in-common (someone who has funds to buy an undivided interest in the real property with IRS §1031 funds) with the Company in connection with the Property, there are certain risks, including, but not limited to: the 1031 party may not want to comply with the Manager's directives; the TIC party may have a different date of sale in mind or prefer a different exit strategy. The Company's Manager will do their best to work cooperatively with the TIC parties (if any), there may exist a conflict between the TIC Party and the Manager. The IRS has not issued a private letter ruling in connection with any 1031 party participating. As such, each 1031 party takes the risk of the IRS disallowing the benefits sought by the 1031 party.

Labor and Power Supply.
Interrupted labor or power supply may cause suspension/closure of operation and damage to assets, which could adversely affect the Company.

Change in Economy.
Changes in the U.S. economy from time to time may have an adverse or favorable impact on the profitability of the Company. A protracted recession may also negatively impact the Company's profitability.

Unexpected Events (Local, National, or Global)

As 2020 has reinforced (with the advent of the Coronavirus), the reality of life is that unexpected events can occur, which may have a significant impact on the Property, the Company, the individual Manager(s), any of the Sponsors, or the Members of the Company. Such a similar event could occur in the future, which may impact everything.

Novel Coronavirus (Covid-19)
The novel coronavirus (Covid-19) pandemic has significantly affected the hospitality industry, and future such public health emergencies have the potential to materially and adversely impact economic production and activity in ways that are impossible to predict, all of which may result in significant losses to the Company. The widespread outbreak of another infectious or contagious disease in the United States, such as the H1N1 or Ebola viruses, or the re-emergence of the coronavirus (Covid-19), could reduce travel and adversely affect demand within the lodging industry. If demand for the Project decreases significantly or for a prolonged period of time as a result of an outbreak of an infectious or contagious disease, the Company's revenue would be adversely affected, which could have a material adverse effect on the Company. Currently, there is an ongoing outbreak of the novel coronavirus (Covid-19), which the World Health Organization formally declared in March 2020 to constitute a global "pandemic." This outbreak has caused a worldwide public health emergency, straining healthcare resources and resulting in extensive and growing numbers of infections, hospitalizations, and deaths. In an effort to contain the novel coronavirus (Covid-19), national, regional and local governments, as well as private businesses and other organizations, have taken severely restrictive measures, including instituting local and regional quarantines, restricting travel (including closing certain international borders), prohibiting public activity (including "stay-at-home" and similar orders), and ordering the closure of large numbers of offices, businesses, schools, and other public venues. As a result, the novel coronavirus (Covid-19) has significantly diminished global economic production and activity of all kinds and has contributed to both volatility and a severe decline in all financial markets. Among other things, these unprecedented developments have resulted in material reductions in demand across most categories of consumers and businesses, dislocation (or in some cases a complete halt) in the credit and capital markets, labor force and operational disruptions, slowing or complete idling of certain supply chains and manufacturing activity, and strain and uncertainty for businesses and households, with a particularly acute impact on industries dependent on travel and public accessibility, such as transportation, hospitality, tourism, retail, sports and entertainment.

The ultimate impact of the novel coronavirus (Covid-19) — and the resulting precipitous decline in economic and commercial activity across several of the world's largest economies —on global economic conditions, and on the operations, financial condition and performance of any particular industry or business, is impossible to predict, although ongoing and potential additional materially adverse effects, including a further global or regional economic downturn (including a recession) of indeterminate duration and severity, are possible. The extent of the novel coronavirus (Covid-19)'s impact will depend on many factors, including the ultimate duration and scope of the public health emergency and the restrictive countermeasures being undertaken, as well as the effectiveness of other governmental, legislative and financial and monetary policy interventions designed to mitigate the crisis and address its negative externalities, all of which are evolving rapidly and may have unpredictable results. Even if and as the spread of the novel coronavirus (Covid-19) virus itself is substantially contained, it will be difficult to assess what the longer-term impacts of an extended period of unprecedented economic dislocation and disruption will be on future macro- and micro-economic developments, the health of certain industries and businesses, and commercial and consumer behavior and, at least in the short term, the hospitality industry appears to be severely impacted.

The ongoing novel coronavirus (Covid-19) crisis and any other public health emergency could have a significant adverse impact and result in significant losses to the Company. The extent of the impact on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted, and this impact may include significant reductions in revenue and growth, unexpected operational losses and liabilities, impairments to credit quality and reductions in the availability of capital. These same factors may limit the ability of the Company to manage, finance and exit the Project (and other future investments) in the future, and governmental mitigation actions may constrain or alter existing financial, legal and regulatory frameworks in ways that are adverse to the investment strategy the Company intends to pursue, all of which could adversely affect the Company's ability to fulfill its investment objectives. In addition, the operations of the Company, the Manager and its affiliates may be significantly impacted, or even temporarily or permanently halted, as a result of government quarantine measures, restrictions on travel and movement, remote-working requirements and other factors related to a public health emergency, including its potential adverse impact on the health of any such entity's personnel. These measures may also hinder such entities' ability to conduct their affairs and activities as they normally would, including by impairing usual communication channels and methods, hampering the performance of administrative functions such as processing payments and invoices, and diminishing their ability to make accurate and timely projections of financial performance.

Our business may be adversely affected by increases in interest rates or banks refusing to lend money.
An increase in interest rates by the Federal Reserve, or banks withholding loans, could adversely affect the affordability and attractiveness of financing for the project. Our cost of borrowing would also increase as a result of interest rate increases, which could, in turn, adversely affect our results of operations.

We may face intense competition from other multifamily and single family residential developers.
Competition among real estate developers may result in increased costs for the acquisition of land for development, increased costs for raw materials, shortages of skilled contractors, oversupply of properties, decrease in rental rates, and increases in administrative costs for hiring or retaining qualified personnel, any of which may adversely affect our business and financial position. If we cannot respond to changes in market conditions as swiftly and effectively as our competitors, our business and financial position will be adversely affected. If a well-financed competitor develops a competing property near our proposed location it could materially affect our occupancy rates.

Dependence on Vendors and Service Providers May Affect the Ability of the Company to Conduct Business.
The Company depends upon a number of vendors and service providers for components. There is an inherent risk that certain elements of the Company's operations will be unavailable. The Company has only limited control over any third-party vendors and service providers as to quality controls, timeliness of deliveries and various other factors. Should the availability of certain elements be compromised, it could force the Company to develop alternatives, or employ additional third-party vendors or service providers, which could add to operational costs, and compromise operations, thus could materially adversely affecting business, results from operations and financial condition.

Investment Considerations Regulations.
The Company is subject to various federal and state laws, rules and regulations governing, among other things, the licensing of, and procedures that must be followed by, and disclosures that must be made to investors purchasing securities. Failure to comply with these laws may result in civil and criminal liability and may, in some cases, give investors right to rescind their investment transactions and to demand the return of funds paid to the company. If a number of Unit holders were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding Unit holders. Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to subsequent modification and change. The Company believes it is in full compliance with any and all applicable laws, rules and regulations.

General Economic Conditions.
The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, or globally, such as a recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand and the return on investment.

Risks of Borrowing.
If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to

the rights of members of the Company. A judgment creditor would have the right to foreclose on the Property resulting in a material adverse effect on the Company's business, operating results, or financial condition.

The Company is effectively controlled by the manager.
DEROSA CAPITAL 11 MANAGEMENT, LLC will control DEROSA CAPITAL 11, LLC with limited exceptions as set forth in the Company Agreement. All the sponsors of this Offering will own and control the Manager. The Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the Managers and its principals. The loss of the Managers or any of its principals could have a material adverse effect on the Company.

Protection of Intellectual Property.
In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary rights, and processes, which the Company has acquired, developed, or may develop the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products. The protection of intellectual property and/or proprietary rights through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The company, in common with other firms, may also be subject to claims by other parties with regard to the use of intellectual property, technology information, and data, which may be deemed proprietary by others. Restrictions on Transfer: To satisfy the requirements of certain exemptions from registration under the securities Act of 1933 ("Securities Act"), and to conform with applicable state securities laws, each investor must acquire his Units for investment purposes only and not with a view toward distribution. Consequently, certain conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of the Units. Some of these conditions of the Securities Act may need to be satisfied prior to any sale, transfer, or other disposition of Units. Some of these conditions may include a minimum holding period, availability of certain reports, including financial statements from the Company limitations on the percentage of Units sold and the manner in which they are sold. The Manager may prohibit any sale, transfer, or disposition of the Units and may require an opinion of counsel provided at the holder's expense in a form satisfactory to the Manager, stating that the proposed sale, transfer, or other disposition will not result in a violation of applicable federal or state see the securities laws and regulations. No public market exists for the Units and no market is expected to develop. Consequently, owners of the Units may have to hold their investment indefinitely (or as otherwise provided in the Company Agreement) and may not be able to liquidate their investments or pledge them as collateral for a loan.

Offering Price.
The price of the Class A Units offered has been arbitrarily established by DeRosa Capital 11, LLC, considering such matters as the state of the Company's business development and the general condition of the development, construction and multifamily residential industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to DEROSA CAPITAL 11, LLC.

Projections / Forward Looking Information.
Management has prepared projections regarding DeRosa Capital 11, LLC's anticipated financial performance. The Company's projections are hypothetical and a best estimate.

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.
We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives

Our Manager has a limited operating history upon which you can evaluate their performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Our Manager has a limited operating history and is just beginning to implement its business plan. There can be no assurance that we will ever operate profitably. Our manager may not be successful in attaining the objectives necessary for it to overcome the risks and uncertainties that any new company encounters.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

Management of DeRosa Capital 11, LLC currently anticipates that the net proceeds of the Offering will be sufficient to meet its development, design evolution and other working capital requirements through the first stages of its business development plan. Future capital may be required to manage operations where logistical hurdles will need to be overcome. The Company may need to raise additional funds to sustain its operational activities, particularly if there is a major shift in marketplace. Adequate funds may not be available on terms favorable to the Company, if at all, to deal with such issues. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of our Management Team, executive officers and key employees.

In particular, we are dependent on the members of the Management Team. The individuals who control the managing entity are listed in the Directors, Officers and Managers Section of this Form C. We intend to enter into management agreements with Carlisle Residential Properties, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Carlisle Residential Properties, our Manager, or any executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our Property will be subject to the risks typically associated with real estate.

Our Property will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) and the attractiveness of the Property to prospective tenants;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions; and;

- the potential for uninsured or underinsured property losses.

The value of the Property will be affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the Property. Many expenditures associated with the Property (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the Property.

These factors may have a material adverse effect on the value that we can realize from the Property.

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights and issues with local housing officials arising from the condition or maintenance of the Property. These actions can be time consuming and expensive. We cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may not be able to sell the Property at a price equal to, or greater than, the total amount of capital we have invested in the Property, which may lead to a decrease in the value of the Securities.

The value of the Property to a potential purchaser may not increase over time, which may restrict our ability to sell a property, or if we are able to sell such property, may lead to a sale price less than the price that we paid to purchase a Property. Such loss, would reduce the value of the Securities.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Property decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected.

The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to other, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Securities.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will be primarily derived from rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;

- decline to extend or renew leases upon expiration;

- fail to make rental payments when due; or

- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- the availability and pricing of financing on favorable terms or at all;

- the availability and timely receipt of zoning and other regulatory approvals;

- the potential for the fluctuation of occupancy rates and rents, which may result in our investment not being profitable;

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Property may be subject to impairment charges.

We will periodically evaluate our Property for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. For example, the early termination of, or default under, a lease by a tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make a downward adjustment to the net carrying value of the Property. Impairment charges also indicate a potential permanent adverse change in the fundamental operating characteristics of the impaired property. There is no assurance that these adverse changes will be reversed in the future and the decline in the impaired property's value could be permanent.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

The real property taxes on our Property may increase as property tax rates change or as the Property is assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Securities and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage, including due to the non-renewal of the Terrorism Risk Insurance Act of 2002, or the TRIA, could reduce our cash flows and the return on our Investors' investments.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with such catastrophic events could sharply increase the premiums we pay for coverage against property and casualty claims.

This risk is particularly relevant with respect to potential acts of terrorism. The TRIA, under which the U.S. federal government bore a significant portion of insured losses caused by terrorism, will expire on December 31, 2020, and there can be no assurance that Congress will act to renew or replace the TRIA following its expiration. If the TRIA is not renewed or replaced, terrorism insurance may become difficult or impossible to obtain at reasonable costs or at all, which may result in adverse impacts and additional costs to us.

Changes in the cost or availability of insurance due to the non-renewal of the TRIA or for other reasons could expose us to uninsured casualty losses. If the Property incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which may reduce the value of our Investors' investments. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to Investors.

Additionally, mortgage lenders insist in some cases that multifamily property owners purchase coverage against terrorism as a condition for providing mortgage loans. Accordingly, to the extent terrorism risk insurance policies are not available at reasonable costs, if at all, our ability to finance or refinance the Property could be impaired. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate, or any, coverage for such losses.

Climate change may adversely affect our business.

To the extent that climate change does occur and affects the markets that we invest in, we may experience extreme weather and changes in precipitation and temperature, all of which may result in physical damage or a decrease in demand for a property that we acquire. Should the impact of climate change be material in nature or occur for lengthy periods of time, the financial condition or results of operations for the Property would be adversely affected. In addition, changes in federal and state legislation and regulation on climate change could result in increased capital expenditures to improve the energy efficiency of the Property that we acquire in order to comply with such regulations

Tenant relief laws may negatively impact our rental income and profitability.

We may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Real estate investments are relatively illiquid and may limit our flexibility.

An investment in the Class A Units may be long term and illiquid. The offer and sale of the Class A Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Class A Units for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Class A Units must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Property in the future will depend on prevailing economic and market conditions. Our inability to sell the Property on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions to our Investors and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities. However, the Federal Deposit Insurance Corporation, or FDIC, only insures amounts up to $250,000 per depositor per insured bank. We expect to have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Property will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases/purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or our property manager and its assignees from operating the Property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If the Property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Property may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Risks Related to the Securities

Future Capital Needs; Uncertainty of Additional Funding:

Management currently anticipates that the net proceeds of the Offering will be sufficient to meet its business plan. However, if an unexpected event does occur, future capital may be required to manage operations where logistical hurdles will need to be overcome. While the Company does not anticipate the need for a capital call, every Member/Investor acknowledges and understands that Management's first and foremost responsibility will be to protect your investment and the underlying Property's ability to generate revenue to return to Investors. As such, there may arise such an event where the Company may need to raise additional funds to sustain its operational activities, particularly if there is a major shift in marketplace. Such event and call will be handled according to the Company's Operating Agreement.

Future Capital Call(s) by the Company:

In order to protect the Property owned by the Company, its business plan, and/or its obligations to protect each Members' investment in the Property, Management does have the ability to have future capital call(s). Class A Members of the Company's obligation to participate in such event is highly unlikely given that their return is fixed, however, the Company cannot guaranty that Management will never make a capital call on its Members. In the unlikely event of such event, each Member will have the right to choose whether to participate in such capital call (consistent with the Company's Operating Agreement). The Company does not have a mandatory capital call requirement for any of its Members. In the event such Member refuses to voluntarily participate in a properly called capital call event, such Member may be fractionally diluted in their ownership. In the event of such, a Member who does not participate may be fractionally diluted in his or her voting power as well. The Company's Management also has the ability (pursuant to the Company's Operating Agreement) to allow a Member to loan the Company money. This is also voluntary.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Property or Project Summary

The Company is a North Carolina limited liability company formed to invest in real property, namely the purchase, rehabilitation, management, refinance, and/or sale of a certain multi-family residential complex commonly referred to as The Residences at Diamond Ridge located at 730 Anson St., Winston Salem, NC 27103.

Plan of Operation

Our customer base is apartment renters in the Winston-Salem, NC area with a median annual income of $25,000.

- **Major Exterior Capital Improvements:**
  - DeRosa Capital 11 will spend significant renovation dollars in order to improve the curb appeal and attractiveness of the property.
  - Major projects are: (a) painting all buildings, (b) three new playground sets onsite, (c) creation of a community space by repairing the pool and extending the deck to add a basketball court, picnic tables and a grilling area, (d) adding a gym, and (e) a targeted security and safety improvement plan.
- **Interior Unit Renovation Program**
  Modern interior renovation program to meet resident demand and raise rents to market, resulting in an anticipated average rental increase of $140 per unit.
- **New Management**
  We will bring best-in-class property management systems and processes, while increasing onsite staff from 4 to 7 individuals, providing increased resident satisfaction and asset performance.
- **Flexible Low-Cost Agency Debt**
  The DeRosa Capital 11 team has received a quote for a 75% LTV, 7-year floating-rate loan with 2 year of interest-only at a 2.75% note rate. The flexible debt will allow for an exit after 1 year at just 1%, and if DeRosa Capital 11 refinances Diamond Ridge with FMAC, the 1% prepayment penalty may be waived.
- **Refinance in Year 3**
  Due to the significant anticipated increase in Net Operating Income ("NOI"), the DeRosa Group will be pursuing a refinance after stabilization, utilizing longer term fixed-rate debt which may also reset the interest-only period, improving cashflow.
- **Long-term Hold**
  The anticipated hold-period is 10 years. This hold period will allow for DeRosa Capital 11 to take advantage of the strong fundamentals driving the Piedmont-Triad area while also reducing overall deal risk.

Tenant

Multi-family residential tenants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None

PRIOR COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company completed its Regulation Crowdfunding offering on April 30, 2021 and filed a Form C-AR on May 25, 2021. This is the Company's second Form C-AR.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Matthew Faircloth
_____
(Signature)

Managing Member Faircloth
_____
(Name)

General Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew Faircloth
_____
(Signature)

Matthew Faircloth
_____
(Name)

General Manager
_____
(Title)

May 2, 2022
_____
(Date)

/s/David Iglewicz
_____
(Signature)

David Iglewicz
_____
(Name)

Managing Member
_____
(Title)

May 2, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Matthew Faircloth, being the General Manager of DeRosa Capital 11, LLC, hereby certify as of the date of this Form C-AR that the financial statements of DeRosa Capital 11, LLC included in this Form are true and complete in all material respects.

/s/ Matthew Faircloth
_____
(Signature)

Matthew Faircloth
_____
(Name)

Managing Manager
_____
(Title)

May 2, 2022
_____
(Date)

EXHIBIT A

Financial Statements

Unaudited

02.05.2022 19:53

The Residences at Diamond Ridge (p93)

Balance Sheet

Period = Dec 2021

Book = Accrual ; Tree = ysi_bs

		Current Balance
1000-0000	ASSETS	
1010-0000	CURRENT ASSETS	
1100-0000	CASH	
1110-0000	Operating Cash	1,104,984.56
1110-1000	Operating Cash 2	-207,668.00
1110-1050	Operating Cash 3	2,001,692.88
1110-1107	DC11 First Bank Construction	367,780.92
1110-1108	DC11 Capital X1767	775,796.38
1120-0000	Security Deposit Cash	107,427.01
1132-0000	Cash Reserve Other Bank	20,281.48
1190-9999	TOTAL CASH	4,170,295.23
1200-0000	OTHER ASSETS	
1210-0000	Accounts Receivable	57,218.24
1210-0100	Accounts Receivable Resident Utilities	17,488.59
1215-0000	Accounts Receivable Other	17,875.59
1220-0000	Prepaid Insurance	82,865.64
1239-0000	Prepaid Other	2,147.64
1240-0000	Utility Deposits	3,199.00
1255-0000	Subsidy Receivable	1,861.00
1270-0000	Replacement Reserve Balance	9,451.03
1271-0000	Replacement Reserve Additions	114,805.06
1280-0000	Insurance Escrow	15,681.46
1290-0000	Property Tax Escrow Lender Held	3,065.69
1380-9999	TOTAL OTHER ASSETS	325,658.94
1590-9999	TOTAL CURRENT ASSETS	4,495,954.17
1600-0000	FIXED ASSETS	
1610-0000	Land	1,979,578.00
1620-0000	Land Improvements	1,581,353.97
1625-5000	Accum Depreciation Land Improvements	-129,042.65
1630-0000	Buildings	12,275,849.72
1630-5000	Accum Deprec Building	-546,321.36
1632-0000	Furniture & Equipment	3,258,329.26
1632-5000	Accum Depr - Furn & Fix	-797,567.11
1682-0000	Loan Costs	131,617.00
1685-0000	Accumulated Amortization	-5,396.87
1690-9999	TOTAL FIXED ASSETS	17,748,399.96

The Residences at Diamond Ridge (p93)

Balance Sheet

Period = Dec 2021

Book = Accrual ; Tree = ysi_bs

		Current Balance
1990-9999	TOTAL ASSETS	22,244,354.13
2000-0000	LIABILITIES AND CAPITAL	
2100-0000	LIABILITIES	
2110-0000	CURRENT LIABILITIES	
2150-0000	Accounts Payable	11,004.69
2170-0000	Accrued Expenses	8,800.82
2195-0000	Accrued Interest Mortgage	29,595.79
2210-0000	Prepaid Rent	60,148.48
2250-0000	Security Deposits-Refundable	105,662.00
2290-0000	Due to/from Related Property	-111,968.07
2299-9999	TOTAL CURRENT LIABILITIES	103,243.71
2800-0000	LONG TERM LIABILITIES	
2820-0000	Loan Payable Mortgage	12,950,000.00
2890-9999	TOTAL LONG TERM LIABILITIES	12,950,000.00
2999-9999	TOTAL LIABILITIES	13,053,243.71
3000-0000	CAPITAL	
3200-0000	Owner Partners Contribution	1,886,900.00
3200-0100	Owner Partners Contribution 2nd	8,579,800.00
3400-0000	Owner Partners Distributions	-137,903.22
3400-5000	Owner Partners Distributions 2nd	-472,567.84
3410-0000	Prior Years Distributions	-6,799.99
3850-0000	Retained Earnings	-658,318.53
3890-9999	TOTAL CAPITAL	9,191,110.42
3990-9999	TOTAL LIABILITIES and CAPITAL	22,244,354.13
9999-9999	TOTAL OF ALL	0.00

DeRosa Capital 11 LLC

Actuals through Dec-21

Income Statement

Level1	Jan-21	Feb-21	Mar-21	Apr-21	May-21	Jun-21	Jul-21	Aug-21	Sep-21	Oct-21	Nov-21	Dec-21	Total
Gross Potential Rent	**$202,883**	**$204,016**	**$205,259**	**$206,672**	**$214,316**	**$215,775**	**$222,949**	**$231,744**	**$239,750**	**$244,287**	**$251,096**	**$259,675**	**$2,698,422**
Market Rent	$233,744	$233,744	$233,644	$258,810	$259,220	$259,975	$260,390	$263,050	$276,830	$295,460	$295,745	$309,985	$3,180,597
Loss to Lease	($30,861)	($29,728)	($28,385)	($52,138)	($44,904)	($44,200)	($37,441)	($31,306)	($37,080)	($51,173)	($44,649)	($50,310)	($482,175)
Vacancy	**($19,252)**	**($25,875)**	**($29,220)**	**($34,087)**	**($29,953)**	**($32,634)**	**($35,705)**	**($31,530)**	**($32,541)**	**($30,552)**	**($36,785)**	**($42,840)**	**($380,976)**
Concessions	**($194)**	**($1,198)**	**($3,381)**	**($906)**	**($80)**	**($480)**	**($1,350)**	**($1,605)**	**($1,985)**	**($1,939)**	**($1,535)**	**($1,820)**	**($16,470)**
Bad Debt Write-Off	**($3,680)**	**($15,039)**	**($2,187)**	**($64,531)**	**($1,127)**	**($29,886)**	**($9,383)**	**($8,520)**	**($58,804)**	**($3,720)**	**($64,336)**	**($19,434)**	**($280,647)**
Other Rental Income	**$12,615**	**$12,888**	**$11,303**	**$8,226**	**$7,378**	**$7,183**	**$11,101**	**$10,048**	**$10,515**	**$10,098**	**$11,194**	**$10,698**	**$123,247**
Net Rental Income	**$192,371**	**$174,793**	**$181,774**	**$115,374**	**$190,534**	**$159,958**	**$187,613**	**$200,137**	**$156,934**	**$218,174**	**$159,634**	**$206,280**	**$2,143,576**
Expense Reimbursements	**$0**						**$440**	**$440**	**$440**	**$440**	**$355**	**$240**	**$2,355**
Other Income	**$7,341**	**$6,887**	**$11,038**	**$9,117**	**$8,832**	**$16,680**	**$13,466**	**$15,533**	**$14,012**	**$13,667**	**$30,724**	**$36,225**	**$183,523**
Total Revenue	**$199,711**	**$181,679**	**$192,812**	**$124,492**	**$199,366**	**$176,638**	**$201,519**	**$216,111**	**$171,386**	**$232,281**	**$190,712**	**$242,745**	**$2,329,454**
Total Operating Expense	**$105,801**	**$104,415**	**$89,280**	**$101,252**	**$134,045**	**$98,164**	**$97,427**	**$93,616**	**$85,870**	**$107,001**	**$99,312**	**$143,377**	**$1,259,558**
Property Manager Fees	$3,000	$5,441	$5,097	$6,002	$5,669	$5,379	$5,842	$6,552	$6,946	$11,391	$6,633	$8,828	$76,780
Property Manager Payroll	$31,366	$33,268	$31,319	$32,923	$34,469	$33,157	$36,904	$33,855	$29,178	$36,906	$37,148	$45,228	$415,721
Advertising and Marketing	$4,047	$8,037	($1,749)	$2,699	$5,410	$4,207	$2,686	$4,647	$3,781	$5,663	$4,688	$2,111	$46,225
Repairs and Maintenance	$25,131	$3,529	$16,331	$14,893	$30,409	$9,542	$3,470	$2,458	$3,110	$5,410	$8,556	$4,501	$127,339
Make Ready Unit Turns	$5,092	$2,822	$4,333	$6,131	$8,839	$458	($0)	$0	$0	$0	$0		$27,674
Electricity	$3,244	$5,775	$4,680	$4,446	$4,560	$5,442	$4,451	$5,818	$4,405	$5,505	$3,961	$3,513	$55,799
Gas	$47	$24	$24	$38	$39	$12	$21	$23	$89	$14	$27	($7)	$349
Water/Sewer	$1,191	$91	$2,244	($300)	$1,079	$588	$3,422	$797	$300	$2,772	($1,327)	($189)	$10,667
Trash Removal	$6,448	$6,403	$10,366	$6,679	$8,005	$6,580	$8,845	$8,915	$7,058	$7,422	$8,471	$6,983	$92,175
Landscaping	$3,209	$2,004	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$6,629	$4,000	$47,842
Real Estate Taxes	$9,840	$9,840	$9,840	$9,840	$9,840	$9,840	$9,840	$9,840	$9,840	$9,840	$9,840	$51,534	$159,773
Insurance	$7,467	$7,467	$8,092	$7,467	$7,467	$7,467	$7,647	$7,647	$7,647	$7,647	$7,647	$7,647	$91,314
General and Administration	$5,718	$19,715	($5,296)	$6,435	$14,258	$11,493	$10,300	$9,063	$9,516	$10,430	$7,040	$9,229	$107,900
Net Operating Income	**$93,911**	**$77,264**	**$103,533**	**$23,240**	**$65,321**	**$78,474**	**$104,092**	**$122,495**	**$85,517**	**$125,281**	**$91,401**	**$99,368**	**$1,069,895**
Interest Expense	$30,258	$30,152	$26,989	$29,869	$28,826	$29,744	$28,553	$29,668	$29,557	$28,517	$29,442	$27,909	$349,484
Total Owner Expense	**$4,758**		**$40,141**	**$1,248**						**$0**	**$0**		**$46,147**
Owner General and Administrative	$0		$19,587	$1,248	($0)	($0)				$0	$0		$20,835
Other Owner Expense	$4,758		$20,553										$25,311
Depreciation	$100,290	$100,290	$100,290	$100,290	$100,290	$100,290	$100,290	$100,290	$100,290	$100,290	$100,290	$100,290	$1,203,484
Amortization	$366	$366	$366	$366	$366	$366	$366	$366	$366	$366	$366	$366	$4,387
Major Expenses	$1,123	$11	$2,474	($1,812)	$570	$181	$0						$2,547
Net Income	**($42,884)**	**($53,555)**	**($66,726)**	**($106,721)**	**($64,731)**	**($52,106)**	**($25,117)**	**($7,830)**	**($44,696)**	**($3,892)**	**($38,698)**	**($29,197)**	**($536,153)**